Exhibit 99

For Immediate Release

FORDING TO OPPOSE SHERRITT DELAYING TACTICS

CALGARY — December 11, 2002 – Fording Inc. (TSX/NYSE:FDG) announced today that it has been advised that Sherritt Coal Acquisition Inc., or an affiliate, will apply to vary the terms of the interim order of the Court of Queen’s Bench of Alberta that, among other things, established December 20, 2002 as the date of the Special Meeting of Fording Shareholders called to vote on the conversion of the Company into an income trust.

It is anticipated that Sherritt will seek to postpone the Special Meeting to a later date. Fording will oppose any such efforts to delay the meeting.

“This is an attempt to create an unwarranted delay in allowing our shareholders to vote on this value-enhancing proposal,” said Richard Haskayne, Chairman of Fording Inc. “This move towards conversion is well underway. Shareholders have been anticipating the vote since October and have been fully advised of developments as we move towards the meeting. Shareholders are in a position to make an informed decision. No legitimate need now exists to delay the process set in place on October 21, 2002.”

“The shareholders’ meeting should not be postponed to accommodate an unsolicited offer that is demonstrably inferior to the Enhanced Plan of Arrangement announced on December 4,” he said.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222